FORM 4 [__] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Liebenow, Larry A (Last) (First) (Middle) c/o Quaker Fabric Corporation 941 Grinnell Street (Street) Fall River, MA 02721 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Quaker Fabric Corporation - QFAB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) 02/20/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   X    Director                                 X    10% Owner

   X    Officer (give title below)        __   Other (specify below)

    President & CEO
7. Individual or Joint/Group Filing (Check Applicable Line)

  _ X _    Form filed by One Reporting Person

  ____    Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK	02/20/2003		M		488,873	A	.799	2,757,429	I
COMMON STOCK								95,000	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
OPTIONS TO BUY	.799	02/20/2003		M			488,873	04/13/1994	04/13/2003	COMMON STOCK			66,665	I	*
OPTIONS TO BUY	7.04									COMMON STOCK			90,000	D
OPTIONS TO BUY	8.30									COMMON STOCK			90,000	D
OPTIONS TO BUY	4.00									COMMON STOCK			75,000	D
OPTIONS TO BUY	5.40625									COMMON STOCK			60,000	D
OPTIONS TO BUY	10.17									COMMON STOCK			135,000	D
OPTIONS TO BUY	7.25									COMMON STOCK			60,000	D

Explanation of Responses: *Nortex Holdings, Inc. exercised options to buy these shares. Mr. Liebenow is President, Director and majority shareholder of Nortex.
/s/ Larry A. Liebenow By: Eric J. Rudolph, Power of Attorney	02/24/2003
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.